UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                              MARCAM CORPORATION
                               (NAME OF ISSUER)

                         COMMON STOCK ($.01 PAR VALUE)
                        (TITLE OF CLASS OF SECURITIES)

                                   566140109
                                (CUSIP NUMBER)

                              STEPHEN P. REYNOLDS
                   C/O GENERAL ATLANTIC SERVICE CORPORATION
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                            TEL. NO. (203) 629-8600
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF
                     PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 JULY 23, 1996
                    (DATE OF EVENT WHICH REQUIRES FILING OF
                                THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                                             Page 1 of 75 Pages

                                                      Exhibit Index on Page 12

                             SCHEDULE 13D

CUSIP NO.  566140109                                         Page 2 of 75 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Atlantic Partners 32, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

                  WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        4,000,000
             9                   SOLE DISPOSITIVE POWER

                                        0
             10                  SHARED DISPOSITIVE POWER

                                        4,000,000
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,000,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.9%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D

CUSIP NO.  566140109                                         Page 3 of 75 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Atlantic Partners 21, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

                  WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        4,000,000
             9                   SOLE DISPOSITIVE POWER

                                        0
             10                  SHARED DISPOSITIVE POWER

                                        4,000,000
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,000,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.9%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D

CUSIP NO.  566140109                                         Page 4 of 75 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GAP Coinvestment Partners, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

                  WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        4,000,000
             9                   SOLE DISPOSITIVE POWER

                                        0
             10                  SHARED DISPOSITIVE POWER

                                        4,000,000
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,000,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.9%
14           TYPE OF REPORTING PERSON

                  PN

                             SCHEDULE 13D

CUSIP NO.  566140109                                         Page 5 of 75 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Atlantic Partners, LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ X ]
                                                                     (B) [   ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

                  WC
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        4,000,000
             9                   SOLE DISPOSITIVE POWER

                                        0
             10                  SHARED DISPOSITIVE POWER

                                        4,000,000
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,000,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.9%
14           TYPE OF REPORTING PERSON

                  OO

CUSIP NO. 566140109                                          Page 6 of 75 Pages




                     AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, filed October 6, 1995 (the "Original Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D, filed December 15, 1995, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Marcam Corporation, a Massachusetts corporation (the "Company").


ITEM 1.SECURITY AND ISSUER

          This Amendment relates to the Common Stock of the Company. Although no person identified in Item 2 has acquired any shares of Common Stock, under Rule 13d-3(d) of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), such persons may be deemed to be the beneficial owners of Common Stock by virtue of the acquisition of the beneficial ownership of (a) an aggregate of 100,000 shares of Series E Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series E Preferred Stock"), entitling the holders thereof to convert (subject to adjustment) each share of Series E Preferred Stock into ten shares of Common Stock and (b) the Warrants (as defined in Item 3) entitling the holders thereof to exercise (subject to adjustment) such Warrants for 1,000,000 shares of Common Stock. The address of the principal executive offices of the Company is 95 Wells Avenue, Newton, Massachusetts 02159.

ITEM 2.IDENTITY AND BACKGROUND

          This Amendment is being filed by a group, as defined in Rule 13d-5 of the Exchange Act. The members of the group are General Atlantic Partners 32, L.P. ("GAP 32"), General Atlantic Partners 21, L.P. ("GAP 21"), GAP Coinvestment Partners, L.P. ("GAP Coinvestment") and General Atlantic Partners, LLC ("GAP LLC" and, together with GAP 32, GAP 21 and GAP Coinvestment, the "Reporting Persons"), all of whom are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP 32, GAP 21 and GAP Coinvestment are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Each of GAP 32 and GAP 21 is a limited partnership organized under the laws of the State of Delaware. The general partner of GAP 32 and GAP 21 is GAP LLC. The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). GAP Coinvestment is a limited partnership organized under the laws of the State of New York. The general partners of GAP Coinvestment who are authorized and empowered to vote and dispose of the securities held by GAP Coinvestment are the GAP Managing Members.

CUSIP NO. 566140109                                          Page 7 of 75 Pages

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          This Amendment is being filed as a result of GAP 32 and GAP Coinvestment entering into a Convertible Preferred Stock and Warrant Purchase Agreement, dated July 19, 1996 (the "Series E Stock Purchase Agreement"), with the Company, whereby the Company agreed to issue and sell to (a) GAP 32 (i) an aggregate of 86,319 shares of Series E Preferred Stock and (ii) a warrant (the "GAP 32 Warrant") to purchase, subject to the terms and conditions thereof, an aggregate of 863,190 shares of Common Stock and
(b) GAP Coinvestment (i) an aggregate of 13,681 shares of Series E Preferred Stock and (ii) a warrant (the "GAPCO Warrant" and, together with the GAP 32 Warrant, the "Warrants") to purchase, subject to the terms and conditions thereof, an aggregate of 136,810 shares of Common Stock. As described in Item 1 above, each share of Series E Preferred Stock is convertible (subject to adjustment) into ten shares of Common Stock. The 100,000 shares of Series E Preferred Stock purchased by GAP 32 and GAP Coinvestment pursuant to the Series E Stock Purchase Agreement are convertible (subject to adjustment) into an aggregate of 1,000,000 shares of Common Stock and the Warrants purchased by GAP 32 and GAP Coinvestment pursuant to the Series E Stock Purchase Agreement are exercisable (subject to adjustment) for 1,000,000 shares of Common Stock.

ITEM 4.PURPOSE OF TRANSACTION

          The Reporting Persons acquired the Series E Preferred Stock and the Warrants for investment purposes. From time to time the Reporting Persons may acquire shares of Common Stock upon the conversion of the Series E Preferred Stock and/or exercise of the Warrants and/or under certain circumstances, the Reporting Persons may dispose of some or all of the Series E Preferred Stock and/or the Warrants and/or the Common Stock (into which the Series E Preferred Stock is converted and the Warrants are exercised) owned by them.

          On July 23, 1996, the Company filed with the Secretary of the Commonwealth of Massachusetts a Certificate of Designation with respect to the Series E Preferred Stock. Pursuant to such Certificate of Designation, if GAP 32, GAP Coinvestment and any affiliate thereof (as defined in Rule 12b-2 of the Exchange Act) own in the aggregate (i) less than a majority of the outstanding shares of Series D Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series D Preferred Stock"), (ii) at least a majority of the outstanding Series E Preferred Stock and
(iii) shares of Common Stock and/or Series D Preferred Stock and/or Series E Preferred Stock or other securities of the Company convertible into or exchangeable for shares of voting capital stock of the Company that represent (after giving effect to any adjustments) at least 10% of the Common Stock outstanding on an as converted basis, then the holders of Series E Preferred Stock, voting as a separate series, are entitled to elect one director of the Company. However, if the conditions set forth in the preceding sentence are not

CUSIP NO. 566140109                                          Page 8 of 75 Pages


satisfied, then (i) the holders of Series E
Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class with respect to the election of directors of the Company and (ii) pursuant to Section 8.5 of the Stock Purchase Agreement, dated September 20, 1995 (the "Series D Stock Purchase Agreement"), among the Company, GAP 21, GAP Coinvestment and The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), the Company has agreed to use its reasonable best efforts to cause the election to the Board of Directors of the Company (the "Board") a designee of the Reporting Persons so long as the Reporting Persons own shares of Common Stock and/or other securities of the Company convertible into or exchangeable for shares of voting capital stock of the Company that represent (after giving effect to any adjustments) at least 10% of the Common Stock outstanding on an as converted basis.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

          (a) The closing with respect to the purchase of the Series E Preferred Stock and the Warrants by GAP 32 and GAP Coinvestment occurred on July 23, 1996 (the "Closing"). At the Closing, (i) GAP 32 purchased an aggregate of 86,319 shares of Series E Preferred Stock and the GAP 32 Warrant and (ii) GAP Coinvestment purchased an aggregate of 13,681 shares of Series E Preferred Stock and the GAPCO Warrant.

          In addition, as described in the Original Schedule 13D, pursuant to the Series D Stock Purchase Agreement, (i) GAP 21 purchased from the Company an aggregate of 176,058 shares of Series D Preferred Stock and
(ii) GAP Coinvestment purchased from the Company an aggregate of 23,942 shares of Series D Preferred Stock. By virtue of the fact that (x) GAP LLC is the general partner of each of GAP 32 and GAP 21, (y) the managing members of GAP LLC are the GAP Managing Members and (z) the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAP Coinvestment, GAP 32, GAP 21 and GAP Coinvestment may be deemed to share voting power and the power to direct the disposition of the shares of Series E Preferred Stock, Series D Preferred Stock and the Warrants which each partnership owns of record. Accordingly, as of July 23, 1996, the Reporting Persons may be deemed to own beneficially (1) an aggregate of 100,000 shares of Series E Preferred Stock or 100% of the issued and outstanding shares of Series E Preferred Stock, (2) an aggregate of 200,000 shares of Series D Preferred Stock or 88.9% of the issued and outstanding shares of Series D Preferred Stock and
(3) 4,000,000 shares of Common Stock (issuable upon conversion of the Series E Preferred Stock and the Series D Preferred Stock and upon exercise of the Warrants) or 24.9% of the issued and outstanding shares of Common Stock on an as converted basis.

          (b) The Reporting Persons have the shared power to direct the vote and the shared power to direct the disposition of (i) 100,000 shares of Series E Preferred Stock, (ii) 200,000 shares of Series D Preferred Stock and (iii) 4,000,000 shares of Common Stock (issuable upon conversion of the Series E Preferred Stock and the Series D Preferred Stock and upon exercise of the Warrants) that may be deemed to be beneficially owned by each of them.

CUSIP NO. 566140109                                          Page 9 of 75 Pages

          (c) Prior to September 27, 1995, none of the Reporting Persons owned beneficially and of record any shares of the Company's capital stock. No transactions in the Series E Preferred Stock, the Series D Preferred Stock, the Warrants or shares of Common Stock into which such shares of Series E Preferred Stock and Series D Preferred Stock are convertible or such Warrants are exercisable have been effected during the sixty days prior to the date hereof.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

          (e)  Not Applicable.


ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

          Pursuant to the Series E Stock Purchase Agreement, GAP 32 agreed to abide by certain restrictions set forth in the Series D Stock Purchase Agreement relating to (i) the percentage of voting securities of the Company that may be owned by GAP 32, (ii) participation by the Reporting Persons in any solicitation of proxies with respect to the Company and
(iii) certain other actions with respect to the Company. The foregoing rights and restrictions are set forth in Article 9 of the Series D Stock Purchase Agreement, which was included as Exhibit 1 to the Original
Schedule 13D.

          As partial consideration for the obligations of GAP 32 and GAP Coinvestment under the Series E Stock Purchase Agreement, the Company has agreed to provide certain registration rights to the Reporting Persons pursuant to an Amended and Restated Registration Rights Agreement, dated July 23, 1996 (the "Registration Rights Agreement"), among the Company, GAP 32, GAP 21, GAP Coinvestment and Northwestern Mutual, which Registration Rights Agreement is included as Exhibit 2 to this Amendment. The Registration Rights Agreement amends and restates in its entirety the Registration Rights Agreement, dated September 27, 1995 (the "Original Registration Rights Agreement"), among the Company, GAP 21, GAP Coinvestment and Northwestern Mutual, which was included as Exhibit 2 to the Original Schedule 13D, by, among other things, granting registration rights (in addition to those granted in the Original Registration Rights Agreement) to the shares of Common Stock issuable upon conversion of the Series E Preferred Stock and upon exercise of the Warrants.

          As noted in Item 2 and Item 5(a), the GAP Managing Members are the general partners authorized and empowered to vote and dispose of the securities held by GAP Coinvestment. Accordingly, the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Series E Preferred Stock, the Series D Preferred Stock and the Warrants, as well as such other action taken on behalf of the Reporting Persons with respect to the Series E Preferred Stock, the Series D Preferred Stock and the Warrants as they deem to be in the collective interests of the Reporting Persons.

CUSIP NO. 566140109                                         Page 10 of 75 Pages

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:Convertible Preferred Stock and Warrant Purchase Agreement, dated July 19, 1996, among Marcam
                    Corporation, General Atlantic Partners 32, L.P. and GAP Coinvestment Partners, L.P.

          Exhibit 2:Amended and Restated Registration Rights Agreement, dated July 23, 1996, among Marcam Corporation, General Atlantic Partners 32, L.P., General Atlantic 21, L.P., GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company.

CUSIP NO. 566140109                                         Page 11 of 75 Pages



                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1996

                         GENERAL ATLANTIC PARTNERS 32, L.P.

                         By:  GENERAL ATLANTIC PARTNERS, LLC, its
                                 General Partner


                              By:         /s/ STEPHEN P. REYNOLDS
                                   ----------------------------------
                                   Name: Stephen P. Reynolds
                                   Title: A Managing Member


                         GENERAL ATLANTIC PARTNERS 21, L.P.

                         By:  GENERAL ATLANTIC PARTNERS, LLC, its
                                General Partner


                              By:      /s/ STEPHEN P. REYNOLDS
                                   ----------------------------------
                                   Name: Stephen P. Reynolds
                                   Title: A Managing Member


                         GAP COINVESTMENT PARTNERS, L.P.


                         By:     /s/  STEPHEN P. REYNOLDS
                              -------------------------------
                              Name: Stephen P. Reynolds
                              Title: A General Partner


                         GENERAL ATLANTIC PARTNERS, LLC


                         By:     /s/  STEPHEN P. REYNOLDS
                              -------------------------------
                              Name: Stephen P. Reynolds
                              Title: A Managing Member

CUSIP NO. 566140109                                         Page 12 of 75 Pages



                              EXHIBIT INDEX


  NUMBER                   DOCUMENT                            Page on which
                                                               Exhibit Appears


    1       Convertible Preferred Stock and Warrant Purchase        13
            Agreement, dated July 19, 1996, among Marcam
            Corporation, General Atlantic Partners 32, L.P.
            and GAP Coinvestment Partners, L.P.

    2       Amended and Restated Registration Rights                52
            Agreement, dated July 23, 1996, among Marcam
            Corporation, General Atlantic Partners 32, L.P.,
            General Atlantic Partners 21, L.P., GAP
            Coinvestment Partners, L.P. and The Northwestern
            Mutual Life Insurance Company.